UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

Protection One, Inc.

(Name of Subject Company)

Protection Acquisition Sub, Inc.

(Offeror)

a wholly-owned indirect subsidiary of

Protection Holdings, LLC

(Parent of Offeror)

GTCR Fund IX/A, L.P.

GTCR Fund IX/B, L.P.

GTCR Golder Rauner II, L.L.C.

(Other Persons)

(Name of Person(s) Filing Statement)

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

743663403

(CUSIP Number of Class of Securities)

Christian B. McGrath

GTCR Golder Rauner II, L.L.C.

300 N. LaSalle Street

Suite 5600

Chicago, IL 60654

(312) 382-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Thomas H. Kennedy, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, NY 10036

(212) 735-3000

Peter C. Krupp, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

155 N. Wacker Drive

Chicago, IL 60606

(312) 407-0700

Edward Sonnenschein, Esq.

M. Adel Aslani-Far, Esq.

Latham & Watkins LLP

885 Third Avenue

New York, NY 10022

(212) 906-1200

Bradley C. Faris, Esq.

Latham & Watkins LLP

233 S. Wacker Drive, Suite 5800

Chicago, IL 60606

(312) 876-7700

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$474,782,205	$33,851.98

(1)	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by multiplying the offer price of $15.50 per share of common stock of Protection One, Inc., par value $0.01 per share, (“Shares”) by 30,631,110 Shares, which is the sum of (i) 25,435,221 Shares outstanding (including 100,000 restricted shares), (ii) 2,760,546 Shares authorized and reserved for issuance (including applicable options and non-plan options to purchase Shares, outstanding restricted share units, payable on a one-for-one basis, with respect to Shares, and outstanding warrants to purchase Shares) and (iii) 2,435,343 outstanding stock appreciation rights with respect to Shares.

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 by multiplying the transaction value by 0.00007130.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Amount Previously Paid: None	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	Third-party offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transactions subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO (which, together with any amendments and supplements thereto, collectively constitute this “Schedule TO”) is filed by (i) Protection Acquisition Sub, Inc., a Delaware corporation (“Purchaser”), and a wholly-owned indirect subsidiary of Protection Holdings, LLC, a Delaware limited liability company (“Parent”), and (ii) Parent, which is controlled by (i) GTCR Fund IX/A, L.P., a Delaware limited partnership (“Fund IX/A”); (ii) GTCR Fund IX/B, L.P., a Delaware limited partnership (“Fund IX/B”); (iii) GTCR Partners IX, L.P., a Delaware limited partnership (“Partners IX”), by virtue of it being the general partner of Fund IX/A and Fund IX/B; and (iv) GTCR Golder Rauner II, L.L.C., a Delaware limited liability company (“GTCR”), by virtue of it being the general partner of Partners IX. This Schedule TO relates to the offer (the “Offer”) by Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share, of Protection One, Inc., a Delaware corporation (“Protection One”), at a purchase price of $15.50 per Share (the “Offer Price”) net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 3, 2010 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”), and in the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Item 1. Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2. Subject Company Information.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Protection One, Inc., a Delaware corporation. Protection One’s principal executive offices are located at 1035 N. Third St., Suite 101, Lawrence, KS 66044. Protection One’s telephone number at such address is (785) 856-5500.

(b) This Schedule TO relates to the outstanding shares of common stock, par value $0.01 per share, of Protection One. As of April 30, 2010, Protection One advised Parent that there were (i) 25,435,221 Shares outstanding (including 100,000 unvested restricted shares), (ii) 2,762,546 Shares authorized and reserved for issuance (including options and non-plan options to purchase 2,652,398 Shares, outstanding restricted share units, payable on a one-for-one basis, with respect to 105,148 Shares, and outstanding warrants to purchase 5,000 Shares) and (iii) 2,435,343 outstanding stock appreciation rights with respect to Shares.

(c) The information set forth in the section in the Offer to Purchase entitled “Price Range of Shares; Dividends” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

This Schedule TO is filed by Parent and Purchaser and relates to the outstanding shares of common stock, par value $0.01 per share, of Protection One. The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning Parent and Purchaser” and in Schedule I is incorporated herein by reference.

Item 4. Terms of the Transaction.

The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Certain Information Concerning Parent and Purchaser,” “Background of the Transaction; Past Contacts or Negotiations with Protection One,” “Purpose of the Offer; Plans for Protection One” and “The Merger Agreement; Other Agreements” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Price Range of Shares; Dividends,” “The Merger Agreement; Other Agreements,” “Purpose of the Offer; Plans for Protection One,” and “Certain Effects of the Offer” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Source and Amount of Funds,” “The Merger Agreement; Other Agreements” and “Certain Conditions of the Offer” is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning Parent and Purchaser,” “Purpose of the Offer; Plans for Protection One,” and “The Merger Agreement; Other Agreements” is incorporated herein by reference.

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

The information set forth in the section of the Offer to Purchase entitled “Fees and Expenses” is incorporated herein by reference.

Item 10. Financial Statements.

Not applicable.

Item 11. Additional Information.

(a)(1) The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning Parent and Purchaser,” “Background of the Transaction; Past Contacts or Negotiations with Protection One,” “The Merger Agreement; Other Agreements” and “Purpose of the Offer; Plans for Protection One” is incorporated herein by reference.

(a)(2) The information set forth in the sections of the Offer to Purchase entitled “Purpose of the Offer; Plans for Protection One,” “Certain Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(3) The information set forth in the sections of the Offer to Purchase entitled “Certain Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(4) The information set forth in the sections of the Offer to Purchase entitled “Source and Amount of Funds,” “Certain Effects of the Offer” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(5) None.

(b) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12. Exhibits

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated May 3, 2010*
(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9)*
(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(E)	Form of Summary Advertisement as published in The Wall Street Journal on May 3, 2010
(a)(1)(F)	Press Release issued by GTCR Golder Rauner II, L.L.C. on April 26, 2010 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Protection Acquisition Sub, Inc. with the Securities and Exchange Commission on April 26, 2010)
(a)(1)(G)	Press Release issued by Protection One, Inc. on April 26, 2010 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Protection One, Inc. with the Securities and Exchange Commission on April 26, 2010)
(b)(1)	Senior Secured Facilities Commitment Letter, dated April 26, 2010, among Protection Acquisition Sub, Inc., J.P Morgan Securities Inc., JPMorgan Chase Bank, N.A. and Barclays Bank PLC
(b)(2)	Senior Secured Notes Commitment Letter, dated April 26, 2010 between Protection Acquisition Sub, Inc. and TCW/Crescent Mezzanine Management V, LLC
(b)(3)	Equity Commitment Letter, dated April 26, 2010 between Protection Holdings, LLC and GTCR Fund IX/A, L.P.
(b)(4)	Guaranty dated as of April 26, 2010, by GTCR Fund IX/A, L.P. in favor of Protection One, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Protection One, Inc. with the Securities and Exchange Commission on April 26, 2010)
(d)(1)	Agreement and Plan of Merger, dated as of April 26, 2010, by and among Protection Holdings, LLC, Protection Acquisition Sub, Inc. and Protection One, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Protection One, Inc. with the Securities and Exchange Commission on April 26, 2010)
(d)(2)	Tender and Support Agreement, dated as of April 26, 2010, by and among POI Acquisition, L.L.C., Protection Holdings, LLC and Protection Acquisition Sub, Inc. (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Protection One, Inc. with the Securities and Exchange Commission on April 26, 2010)
(d)(3)	Tender and Support Agreement, dated as of April 26, 2010, by and among Monarch Alternative Capital LP, Protection Holdings, LLC and Protection Acquisition Sub, Inc. (incorporated by reference to Exhibit 2.3 to the Current Report on Form 8-K filed by Protection One, Inc. with the Securities and Exchange Commission on April 26, 2010)
(d)(4)	Confidentiality Agreement, dated as of January 25, 2010, between GTCR Golder Rauner II, L.L.C. and Company
(d)(5)	Exclusivity Agreement, dated April 22, 2010, between GTCR Golder Rauner LLC and Protection One, Inc.
(g)	Not applicable
(h)	Not applicable

*	Included in mailing to stockholders.

Item 13. Information required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 3, 2010

Protection Acquisition Sub, Inc.

By:	/s/ Christian B. McGrath
Name:	Christian B. McGrath
Title:	Treasurer and Secretary

Protection Holdings, LLC

By:	/s/ Christian B. McGrath
Name:	Christian B. McGrath
Title:	Treasurer and Secretary

GTCR Fund IX/A, L.P.

By:	GTCR Partners IX, L.P.
Its:	General Partner

By:	GTCR Golder Rauner II, L.L.C
Its:	General Partner

By:	/s/ Christian B. McGrath
Name:	Christian B. McGrath
Title:	General Counsel

GTCR Fund IX/B, L.P.

By:	GTCR Partners IX, L.P.
Its:	General Partner

By:	GTCR Golder Rauner II, L.L.C
Its:	General Partner

By:	/s/ Christian B. McGrath
Name:	Christian B. McGrath
Title:	General Counsel

GTCR Golder Rauner II, L.L.C.

By:	/s/ Christian B. McGrath
Name:	Christian B. McGrath
Title:	General Counsel

Exhibit Index

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated May 3, 2010*
(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9)*
(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(E)	Form of Summary Advertisement as published in The Wall Street Journal on May 3, 2010
(a)(1)(F)	Press Release issued by GTCR Golder Rauner II, L.L.C. on April 26, 2010 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Protection Acquisition Sub, Inc. with the Securities and Exchange Commission on April 26, 2010)
(a)(1)(G)	Press Release issued by Protection One, Inc. on April 26, 2010 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Protection One, Inc. with the Securities and Exchange Commission on April 26, 2010)
(b)(1)	Senior Secured Facilities Commitment Letter, dated April 26, 2010, among Protection Acquisition Sub, Inc., J.P Morgan Securities Inc., JPMorgan Chase Bank, N.A. and Barclays Bank PLC
(b)(2)	Senior Secured Notes Commitment Letter, dated April 26, 2010 between Protection Acquisition Sub, Inc. and TCW/Crescent Mezzanine Management V, LLC
(b)(3)	Equity Commitment Letter, dated April 26, 2010 between Protection Holdings, LLC and GTCR Fund IX/A, L.P.
(b)(4)	Guaranty dated as of April 26, 2010, by GTCR Fund IX/A, L.P. in favor of Protection One, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Protection One, Inc. with the Securities and Exchange Commission on April 26, 2010)
(d)(1)	Agreement and Plan of Merger, dated as of April 26, 2010, by and among Protection Holdings, LLC, Protection Acquisition Sub, Inc. and Protection One, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Protection One, Inc. with the Securities and Exchange Commission on April 26, 2010)
(d)(2)	Tender and Support Agreement, dated as of April 26, 2010, by and among POI Acquisition, L.L.C., Protection Holdings, LLC and Protection Acquisition Sub, Inc. (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Protection One, Inc. with the Securities and Exchange Commission on April 26, 2010)
(d)(3)	Tender and Support Agreement, dated as of April 26, 2010, by and among Monarch Alternative Capital LP, Protection Holdings, LLC and Protection Acquisition Sub, Inc. (incorporated by reference to Exhibit 2.3 to the Current Report on Form 8-K filed by Protection One, Inc. with the Securities and Exchange Commission on April 26, 2010)
(d)(4)	Confidentiality Agreement, dated as of January 25, 2010, between GTCR Golder Rauner II, L.L.C. and Company
(d)(5)	Exclusivity Agreement, dated April 22, 2010, between GTCR Golder Rauner LLC and Protection One, Inc.
(g)	Not applicable
(h)	Not applicable

*	Included in mailing to stockholders.